Exhibit 99.8

[EXECUTION COPY]

FIRST AMENDING AGREEMENT

THIS FIRST AMENDING AGREEMENT (this “Agreement”) is dated as of May 22, 2015 (the “First Amendment Date”) and is an amendment to the Credit Agreement dated May 6, 2014 between Penn West Petroleum Ltd. (the “Borrower”), the financial institutions and other persons party thereto as lenders (the “Lenders”) and Canadian Imperial Bank of Commerce, as agent of the Lenders (the “Agent”), as amended pursuant to a Limited Waiver dated as of July 31, 2014 and an Amended Limited Waiver dated as of August 12, 2014 (the “August Waiver”) (as amended, the “Credit Agreement”).

RECITALS:

1.	The Borrower has requested that the Lenders amend the Credit Agreement as set forth below and such amendments require the consent of at least the Majority Lenders.

2.

The Lenders which are signing this Agreement have agreed (representing no less than the Majority Lenders), subject to the terms and conditions hereinafter set forth, to amend the Credit Agreement in certain respects.

NOW THEREFORE, upon the satisfaction of the conditions precedent to the effectiveness of this Agreement set forth in Article IV hereof, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree with each other as follows:

ARTICLE I

INTERPRETATION

1.1	Defined Terms.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.2	Sections.

The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto.

1.3	Governing Law.

This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the Province of Alberta excluding choice of law principles of the law of such Province that would permit the application of the laws of a jurisdiction other than such Province.

ARTICLE II

AMENDMENTS TO CREDIT AGREEMENT

2.1	Amendments to Affirmative Covenants.

Section 14.1 of the Credit Agreement is amended by:

(i)	deleting paragraph (t) therein in its entirety and replacing it with the following:

“(t) Guarantee Joinders and Security Documents. Within 10 Banking Days of a Subsidiary (other than an Operating JV Development Entity) becoming a Material Restricted Subsidiary (or concurrently with a Subsidiary (other than an Operating JV Development Entity) becoming a Material Restricted Subsidiary in accordance with a reorganization under Section 17.1 or as otherwise permitted hereunder), the Borrower will cause such Material Restricted Subsidiary to execute and deliver in favour of the Agent a Guarantee Joinder and the Security Documents Joinder, together with a certificate of a senior officer of such Material Restricted Subsidiary confirming that all authorizations and actions have been taken by such Material Restricted Subsidiary to authorize, execute and deliver the Guarantee Joinder and the Security Documents Joinder and that such Material Restricted Subsidiary is at the time of granting of the Guarantee Joinder and entering into of the Security Documents Joinder a direct or indirect wholly-owned Subsidiary of the Borrower. The Borrower will also deliver or cause to be delivered such other documentation pertaining thereto, all in form and content acceptable to the Agent, acting reasonably.”

(ii)	deleting paragraph (u) therein in its entirety and replacing it with the following:

“(u) Pari Passu Ranking. The Borrower will, and will cause each Material Restricted Subsidiary to, ensure that the Obligations rank at least pari passu with (i) until the Security Release Date only, all other senior, secured Indebtedness of the Loan Parties, (including all obligations related to the Outstanding Notes and any guarantees issued by the Loan Parties in respect thereof), other than Indebtedness secured by Permitted Encumbrances which under applicable Laws rank in priority thereto, and (ii) at all other times, all other senior, unsecured and unsubordinated Indebtedness of the Loan Parties (including all obligations related to the Outstanding Notes and any guarantees issued by Loan Parties in respect thereof).”

(iii)	inserting the following new clauses (x) through (ee) immediately at the end of such Section 14.1:

“(x)

Reserve Reports. Within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a copy of the Reserve Report with an effective date not earlier than December 31 of such fiscal year of the Borrower.

(y)

Annual and Semi-Annual Budgets. Within 90 days after the end of each fiscal year of the Borrower, the Borrower will deliver to the Agent a copy of the Borrower’s consolidated annual operating and capital budget for the current fiscal year (including capital expenditures) prepared by management in form and scope satisfactory to the Agent, acting reasonably (each, an “Annual Budget”), and, during the Covenant Relief Period only, the Borrower will deliver to the Agent, on or prior to August 31 of each fiscal year, a mid-year update to the Borrower’s current fiscal year’s Annual Budget.

(z)

Additional Reporting. In the case of clauses (i), (ii), (iii), (iv) and (v) below, during the Covenant Relief Period only, and in the case of clause (vi) below, until the Security Release Date, the Borrower will:

(i)	within 30 days after the end of each fiscal year of the Borrower, deliver to the Agent an updated five year financial forecast in form and scope satisfactory to the Agent, acting reasonably;

(ii)

within (x) 45 days after the end of the first three fiscal quarters of each fiscal year of the Borrower, and (y) 90 days after the end of each fiscal year (but in any event not more than 5 days after the filing by the Borrower of its quarterly and annual financial statements on SEDAR.com), host a business and financial update call with the Lenders which call shall include (I) a discussion of the last completed fiscal quarter or fiscal year of the Borrower, as the case may be, and in the case of any forecast update, the corresponding updated five year financial forecast delivered pursuant to clause (i) above and (II) an update on the implementation of the Hedging Plan;

(iii)

provide the Agent with copies of any amendments to, waivers and consents under, or other material notices received or delivered under, the Note Agreements, including notice of any changes to the covenant relief period thereunder, promptly upon receipt or delivery thereof;

(iv)

provide the Agent with notice of any material changes to (i) the Hedge Plan or (ii) the Borrower’s hedging policy adopted by its board of directors and in effect from time to time, within 5 days after such change is made or occurs;

(v)	within 45 days after the end of each fiscal quarter of the Borrower, deliver to the Agent:

(A)

the Simplified PWT Model for such fiscal quarter, each remaining fiscal quarter in the then current fiscal year of the Borrower and each fiscal quarter of the next succeeding fiscal year of the Borrower; and

(B)

(1) to the extent not included in the financial statements of the Borrower for the then most recently ended fiscal quarter of the Borrower for which financial statements have been delivered pursuant to Section 14.1(h) hereof, a summary, in the aggregate for each category, of all outstanding oil, gas and non-commodity hedges, including the marked to market value, in the aggregate, for each such category and (2) the respective percentages of projected oil and gas production over the 12 successive calendar months following the end of such fiscal quarter of the Borrower that is subject to commodity hedging arrangements existing as of the last day of such fiscal quarter; and

(vi)

provide the Agent with no less than 15 days’ prior written notice (or such shorter period as the Agent may agree) of any change to the legal name of any Loan Party or the jurisdictions in which a Loan Party carries on business or owns any material assets from those set out in Schedule F.

(aa)	Application of Asset Disposition Proceeds.

(i)

During the Covenant Relief Period only, all Net Proceed Amounts realized from any Repayment Disposition made on or after February 1, 2015 by the Borrower or a Restricted Subsidiary shall be deposited into, and not withdrawn from, a designated Borrower’s Account and shall be applied in accordance with this Section 14.1(aa).

(ii)

Subject to subsection (v) below, to the extent that the Net Proceeds Amounts from any such Repayment Disposition, together with the Net Proceeds Amounts of all other Repayment Dispositions made since the date of the last Repayment Disposition giving rise to a repayment or prepayment pursuant to this Section 14.1(aa) (the “Aggregate Unapplied Net Proceeds Amounts”) exceed $50,000,000, the Borrower shall repay, or cause to be repaid by the Restricted Subsidiaries, as the case may be, the Aggregate Principal Amount in an amount equal to the product of (x) on the date of the consummation of such Repayment Disposition, the percentage the Aggregate Principal Amount represents of the Total Outstanding Senior Indebtedness as of such date (before giving effect to any prepayment to be made with the Aggregate Unapplied Net Proceeds Amounts), multiplied by (y) the Aggregate Unapplied Net Proceeds Amounts on such date and shall, as required by and in accordance with the terms of the Note Agreements, make an offer to repay the Outstanding Notes at par with any amounts of such Aggregate Unapplied Net Proceeds Amounts not otherwise required to be applied to repay the Aggregate Principal Amount pursuant to this subsection (ii) and shall pay any holder of Outstanding Notes who accepts such offer in accordance with the applicable Note Agreements, provided that any amounts not used to repay Outstanding Notes as a consequence of noteholders not accepting the prepayment offer may be used by the Borrower for general corporate purposes, including without limitation to repay all or any part of any remaining Aggregate Principal Amount outstanding from time to time. On the last Banking Day of the Covenant Relief Period, if the Maximum Repayment Offer Date has not occurred and there is an Aggregate Unapplied Net Proceeds Amount of any amount (regardless of whether it is in excess of $50,000,000), the entire amount thereof (up to the amount necessary to achieve the Maximum Repayment Offer Date) shall be used to repay, or to make an offer to prepay, the Aggregate Principal Amount and the Outstanding Notes, as applicable, in accordance with this subsection (ii).

(iii)

While the Aggregate Unapplied Net Proceeds Amounts are less than $50,000,000, such amounts shall not be withdrawn by the Borrower from the designated Borrower’s Account except for the purposes and at the times set out in subsection (ii) above.

(iv)

Any repayment of all or part of the Aggregate Principal Amount required by subsection (ii) above shall be made (A) with respect to Repayment Dispositions made prior to the First Amendment Date which have resulted in Aggregate Unapplied Net Proceeds Amounts in excess of $50,000,000, within 5 Banking Days after the First Amendment Date, and (B) with respect to Repayment Dispositions made after the First Amendment Date, within 5 Banking Days of the date on which the Aggregate Unapplied Net Proceeds Amounts exceeded $50,000,000, provided that any such repayment will not result in the reduction or cancellation of any Commitment Amount and further provided that if any outstanding Bankers’ Acceptances, LIBOR Based Loans or Letters of Credit are required to be repaid pursuant to the foregoing, the Borrower will not be required to repay such Advances until the Maturity Date thereof, if the Borrower instead deposits the principal amount of such Advances into a cash collateral account with the Agent in the same manner and subject to the same repayment and other terms and conditions as set forth in Section 6.8.

(v)

On and after the earlier to occur of (A) the Borrower having offered, pursuant to subsection (ii) above, to the holders of the Outstanding Notes an amount aggregating $800,000,000 in cash, (B) the Borrower having prepaid, pursuant to subsection (ii) above, Outstanding Notes in an aggregate principal amount of $650,000,000 in cash, and (C) the last day of the Covenant Relief Period (the “Maximum Repayment Offer Date”), any additional Net Proceeds Amounts realized shall not be subject to the mandatory repayment requirements pursuant to this Section 14.1(aa).

(vi)

During the period (if any) following the occurrence of the Mandatory Repayment Offer Date but prior to the end of the Covenant Relief Period, the Borrower and its Restricted Subsidiaries may make any Disposition, provided that

(A) the aggregate net book value of all assets so disposed of in any fiscal year of the Borrower pursuant to this subclause (vi)

(in the case of the fiscal year which includes the date that the Mandatory Repayment Offer Date occurs, taking into account only those assets disposed of after such date occurs) does not exceed 15% of Consolidated Tangible Assets as of the last day of the most recently ended fiscal year of the Borrower; and

(B) after giving effect to such transaction, no Default or Event of Default shall exist,

provided further that, notwithstanding the foregoing provisions of this subclause (vi), the Borrower may, or may permit a Restricted Subsidiary to, make a Disposition (and the assets subject to such Disposition shall not be subject to or included in the limitation and computation contained in the foregoing subclause (A) of this subclause (vi)) if no Default or Event of Default shall then exist and, within 365 days after the date of such Disposition, an amount equal to the Net Proceeds Amount from such Disposition is:

(1) reinvested in assets to be used in the business of the Borrower or a Restricted Subsidiary; or

(2) applied to repay the Aggregate Principal Amount in an amount equal to the product of (x) on the date of the consummation of such Disposition, the percentage the Aggregate Principal Amount represents of the Total Outstanding Senior Indebtedness as of such date (before giving effect to any prepayment or repayment to be made with such Net Proceeds Amount) which the Borrower is concurrently repaying, or offering to prepay, with such Net Proceeds Amount, multiplied by (y) the Net Proceeds Amount from such Disposition, provided that any amounts not used to repay Outstanding Notes as a consequence of noteholders not accepting such a prepayment offer may be used by the Borrower for general corporate purposes, including without limitation to repay all or any part of any remaining Aggregate Principal Amount outstanding from time to time.

(vii)

In determining the Total Outstanding Senior Indebtedness for purposes of this Section 14.1(aa), the outstanding principal amount of any Outstanding Notes forming part thereof and denominated in a currency other than Canadian Dollars shall be converted to Canadian Dollars at the applicable daily noon rate quoted by the Bank of Canada on the date of determination to purchase in Toronto, Ontario such other currency with Canadian Dollars.

(viii)

In connection with any Repayment Disposition, the Borrower will, within three (3) Business Days of completing the last prepayment or repayment of Indebtedness required pursuant this Section 14.1(aa) in connection with such Repayment Disposition, deliver to the Agent a certificate of an officer of the Borrower confirming (A) the aggregate amounts that have been offered to the Lenders and the holders of the Outstanding Notes as repayments or prepayments, as the case may be, in accordance with this Section 14.1(aa) and (B) the Aggregate Principal Amount and aggregate principal amount of Outstanding Notes prepaid or repaid, as the case may be, in accordance with this Section 14.1(aa).

(bb)

Material Adverse Claims. The Borrower will, and will cause each other Loan Party to, do all things necessary to defend and protect their property from all material adverse claims, and to maintain their property free therefrom except for Permitted Encumbrances, where the failure to do so (i) in the opinion of the Agent and/or the Collateral Agent, acting reasonably, threatens the actual or intended priority or validity of Security Documents and the Security Interests created therein, as provided herein, in the Security Documents and in the Intercreditor Agreement, or (ii) has or would reasonably be expected to have a Material Adverse Effect.

(cc)

Protection of Security. The Borrower will, and will cause each other Loan Party to, do all things reasonably requested by the Agent or the Collateral Agent to protect and maintain the validity and enforceability of the Security Documents and the first- ranking priority thereof, as contemplated herein and in the Intercreditor Agreement, in relation to other Persons.

(dd)

Land Schedule. The Borrower will, not later than 60 days following the First Amendment Date, provide to the Collateral Agent a land schedule in form satisfactory to the Agent, acting reasonably, detailing all of the oil and gas properties held by the Loan Parties (which shall include legal descriptions, crown lease numbers and issue dates, reserve numbers, zone restrictions, names of freehold lessors, before and after payout working interests and all royalties and burdens).

(ee)

Hedging Plan. At all times during the Covenant Relief Period, the Borrower will comply with the Hedging Plan as in effect on the First Amendment Date. Following the Covenant Relief Period, the Borrower will comply with the Hedging Plan, as such plan may be amended from time to time after the end of the Covenant Relief Period with the approval of the Borrower’s board of directors (whether by amendment of such plan or the hedging policy adopted by the Borrower’s board of directors) and in a manner consistent with prudent management of risk related to volatility in prices of Petroleum Substances.”

2.2	Amendments to Financial Covenants.

Section 14.2 of the Credit Agreement is deleted in its entirety and replaced with the following:

“While any Indebtedness under the Credit Facility is outstanding or while the Credit Facility remains available to the Borrower, the Borrower covenants with the Lenders that:

(a)	the Consolidated Senior Debt to EBITDA Ratio of the Borrower will not exceed the ratio set forth below during the corresponding periods set forth below:

Period	Maximum Ratio
January 1, 2015 through to and including June 30, 2016	5.0 to 1.0
July 1, 2016 through to and including September 30, 2016	4.5 to 1.0
October 1, 2016 through to and including December 31, 2016	4.0 to 1.0
January 1, 2017 and thereafter	3.0 to 1.0

(b)	the Consolidated Total Debt to EBITDA Ratio of the Borrower will not exceed the ratio set forth below during the corresponding periods set forth below:

Period	Maximum Ratio
January 1, 2015 through to and including June 30, 2016	5.0 to 1.0
July 1, 2016 through to and including September 30, 2016	4.5 to 1.0
October 1, 2016 and thereafter	4.0 to 1.0

and

(c)	the Consolidated Senior Debt to Capitalization of the Borrower will not exceed 50%.”

2.3	Amendment to Limitation on Distributions

Section 14.3(b) of the Credit Agreement is hereby amended by deleting the “or” at the end of subsection (i) and inserting “or” at the end of subsection (ii) and inserting the following new clause (iii) at the end thereof:

“(iii)

notwithstanding clauses (i) and (ii) above, make any Distribution or other payment to any holder of shares in the Borrower in excess of Cdn.$0.01 per share per fiscal quarter of the Borrower (based on the number of issued and outstanding shares of the Borrower as of March 31, 2015, subject to increases thereto resulting from the exercise of stock options under the Borrower’s ordinary course stock option plans and/or from new issuance of equity by the Borrower) so long as no Default or Event of Default has occurred and is continuing or would result therefrom; provided, that this clause (iii) shall be of no further force and effect upon the earlier of (i) the Consolidated Senior Debt to EBITDA Ratio being less than 3.0 to 1.0 for two consecutive fiscal quarters of the Borrower (provided that no fiscal quarter ending prior to September 30, 2015 shall be included for purposes of such determination), and (ii) the end of the Covenant Relief Period.”

2.4	Other Amendments.

(a)

Section 3.2 of the Credit Agreement is hereby amended by replacing the words “The Borrower may at any time and from time to time” in the first line of such section with the words: “The Borrower may at any time following the end of the Covenant Relief Period and from time to time thereafter”.

(b)

Section 4.2(j) of the Credit Agreement is hereby amended by (i) deleting the reference therein to “Level 5” and replacing it with “the highest Level in the Pricing Table as at the applicable time”, and (ii) by deleting the last sentence thereof and replacing it with the following:

“The Borrower will pay to the Agent for the benefit of the Lenders any resulting increase in stamping fees in respect of any Bankers’ Acceptances outstanding on the effective date of a change in such ratio based on the remaining term thereof, and the Lenders will pay to the Agent for the benefit of the Borrower any resulting decrease in stamping fees in respect of such outstanding Bankers’ Acceptances, in each case within 3 Banking Days of the effective date of such change.”

(c)	Section 4.2(k) of the Credit Agreement is hereby amended by deleting the reference therein to “1.0%” and replacing it with “2.0%”.

(d)	Article 5 of the Credit Agreement is deleted in its entirety and replaced with the following:

“5.1	Prior to Security Release Date – Secured.

(a)

From and after the delivery of the Security Documents until the Security Release Date, the Borrower agrees to provide (or cause to be provided) the security listed below to the Collateral Agent on behalf of the Secured Parties as continuing security for the payment and performance of all present and future, direct and indirect, indebtedness and obligations of the Loan Parties to the Secured Parties (on a pari passu basis in accordance with the Intercreditor Agreement) related to the Credit Agreement and the other Loan Documents, the Banking Services Agreements, the Hedging Agreements and the Outstanding Notes:

(i)

a Guarantee Agreement from each Loan Party other than the Borrower in respect of, among other things, the present and future, direct and indirect, indebtedness and Obligations of the Loan Parties to the Agent and the Lenders;

(ii)	a guarantee from the Borrower;

(iii)

the Debenture from each Loan Party creating a Security Interest in respect of all its respective present and after acquired property, assets and undertaking and a floating charge over all present and future owned real property;

(iv)	the Intercreditor Agreement; and

(v)

such further security agreements, deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as the Lenders may reasonably request to effectively secure the Obligations of the Loan Parties to the Secured Parties in the manner contemplated in paragraphs (i) through (iv).

(b)

The Security Documents shall be in form and substance satisfactory to the Agent and the Lenders in their sole discretion. The Agent may, acting reasonably, require that any Security Document be governed by the Laws of the jurisdiction(s) where the Collateral in which a Security Interest is created pursuant to such Security Document is located. The Security Documents shall be registered by the Borrower where necessary or desirable to record and perfect the Security Interests created thereby, as determined by the Agent or the Collateral Agent in their sole discretion, and if the Borrower does not so register the Security Documents as requested, the Agent or the Collateral Agent may do the same (the cost of which will be borne by the Borrower).

(c)

The Borrower shall cause to be delivered to the Agent, the Lenders and the Collateral Agent, the results of all applicable searches in respect of the Loan Parties in the applicable jurisdiction as well as the opinions of solicitors for the Loan Parties regarding their corporate status, the due authorization, execution and delivery of the Security Documents provided by them, the creation of Security Interests pursuant to the Security Documents and all registrations in respect of the Security Documents, and the validity and enforceability of such Security Documents; all such opinions to be in form and substance satisfactory to the Agent and its counsel.

(d)

The Borrower will and will cause each other Loan Party to execute any and all further documents, financing statements, agreements and instruments, and take all further action (including filing Personal Property Security Act (Alberta) and Land Titles Act (Alberta) and other financing statements, registering the Security Documents at any land titles or land registry offices or under the Mines and Mineral Act (Alberta) or any similar registry in any other applicable jurisdiction, and filing any other notice, mortgages, deeds of trust and caveats (or the equivalent statements in any other jurisdiction)) that may be required under applicable Law, or that the Collateral Agent or the Agent may reasonably request, in order to effectuate the transactions contemplated by the Documents and in order to grant, preserve, protect and perfect the validity, enforceability and priority of the Security Interests created or intended to be created by the Security

Documents. For the avoidance of doubt, the Agent and the Collateral Agent shall have the right to require the Borrower and each other Loan Party to amend or supplement any Documents or related registrations to the extent necessary to reflect any changes in applicable law (or the interpretation thereof) or any directives, rules or procedures related thereto, whether arising as a result of statutory amendments, court decisions or otherwise, and whether occurring prior or subsequent to the date hereof.

(e)

The Borrower shall promptly, and in any event within the earlier of (i) l0 Banking Days after the acquisition, creation or existence of each other Loan Party created, acquired or designated after the First Amendment Date or if any Subsidiary provides a guarantee and/or grants a Security Interest in respect of the Outstanding Notes, and (ii) the period set forth in the Intercreditor Agreement in respect thereof, cause each such Subsidiary to execute and deliver to the Agent and the Collateral Agent a Guarantee Joinder and the Security Document Joinder contemplated hereby (together with a duly executed officer’s certificate, a certified copy of its constating documents and a legal opinion in form and substance satisfactory to the Agent, acting reasonably).

(f)

Notwithstanding the foregoing, neither the Borrower nor any other Loan Party shall be required (and neither the Agent nor the Lenders shall not be entitled) to effect any fixed charge registrations against any real property (including for certainty, registering the Security Documents at any land titles or land registry offices or under the Mines and Mineral Act (Alberta) or any similar statute in any other applicable jurisdiction) unless an Event of Default has occurred and is continuing except as otherwise set forth in the Intercreditor Agreement. After an Event of Default has occurred and is continuing, from time to time upon the request of the Collateral Agent or the Agent, within ten Banking Days of such request, the Borrower shall, at the Borrower’s sole cost and expense, execute and deliver, and shall cause each other Loan Party to execute and deliver, such additional or supplemental Security Documents as the Collateral Agent or the Agent may reasonably request in order to ensure that all Collateral held by the Borrower and the other Loan Parties are validly subjected to first fixed charge Security Interest in favor of the Collateral Agent for the benefit of the Secured Parties, subject only to Permitted Encumbrances, and in connection therewith shall provide to the Collateral Agent a land schedule in form satisfactory to the Collateral Agent detailing all Collateral then held by the Loan Parties (which shall include legal descriptions, crown lease numbers and issue dates, reserve numbers, zone restrictions, names of freehold lessors, each of the Loan Parties before and after payout working interests and all royalties and burdens).

(g)

The Loan Parties shall not be discharged from the guarantees or other Security Interests or any part thereof except by a written release and discharge signed by the Agent or the Collateral Agent, as applicable.

(h)

The Lenders on their own behalf and on behalf of their Affiliates, that are the Hedge Providers or the providers of Banking Services Liabilities hereby authorize the Agent, so long as no Default or Event of Default has occurred and is continuing, to promptly release any guarantee and Security Documents given by a Loan Party that ceases to be a Loan Party in accordance with the provisions hereof and the Intercreditor Agreement.

(i)

The Security Interests created or intended to be created by the Security Documents in accordance with this Section 5.1 shall be fully released and discharged (and the Borrower may take any additional steps and actions it deems necessary to discharge any corresponding Security Interests registrations and filings), and the Security Documents shall be terminated and be of no further force and effect, upon the date when both of the following are satisfied (the “Security Release Date”):

(i)

a date on which no Default or Event of Default has occurred and is continuing on such date and the security subject to the Intercreditor Agreement is concurrently released by the noteholders under the Note Agreements and the Intercreditor Agreement is concurrently terminated; and

(ii)

the later of (A) such time when both (I) the ratio of Consolidated Senior Debt to EBITDA Ratio is less than 3:1 for four consecutive fiscal quarters of the Borrower and (II) an Investment Grade Rating for the Borrower’s senior unsecured Indebtedness is in effect, and (B) the end of the Covenant Relief Period.

No amendment to, or waiver in respect of, the Security Release Date may occur without the consent of all of the Lenders and no release of all or any part of the Security Interests granted by the Loan Parties pursuant to the Security Documents shall occur without the consent of all of the Lenders (except as otherwise specifically set out in this Agreement and the Intercreditor Agreement).

(j)	Security for Swap Documents with Former Lenders.

(i)

If a Lender ceases to be a Lender under this Agreement (for purposes of this Section 5.1(j)(i), a “Former Lender”), all Hedging Liabilities owing to such Former Lender and its Affiliates under Hedging Agreements entered into while such Former Lender was a Lender shall until the Security Release Date continue to constitute Obligations hereunder and shall remain secured by and pursuant to the Security Documents (equally and rateably) to the extent that such Obligations were secured by and pursuant to the Security Documents prior to such Lender becoming a Former Lender, subject to the following provisions of this Section 5.1(j)(i). For certainty, any Hedging Liabilities under Hedging Agreements entered into with a Former Lender or an Affiliate thereof after the Former Lender has ceased to be a Lender shall not be secured by or pursuant to the Security Documents. Notwithstanding the foregoing, while any Obligations remain outstanding under the Credit Facility, no Former Lender or any Affiliate thereof (including any Hedge Provider except as provided pursuant to Section 5.1(j)(ii)) shall have any right to cause or require the enforcement of the Security Documents or any right to participate in any decisions relating to the Security Documents, including any decisions relating to the enforcement or manner of enforcement of the Security Documents or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security Documents; for certainty, the sole right of a Former Lender and its Affiliates (including any Hedge Provider except as provided pursuant to Section 5.1(j)(ii)) with respect to the Security Documents while any Obligations remain outstanding under the Facilities is to share, on a pro rata and pari passu basis, in any Proceeds of Realization and enforcement of the Security Documents, except, in each case, as otherwise set out in the Intercreditor Agreement.

(ii)

If the Credit Agreement is terminated, until the Security Release Date, all Hedging Liabilities owing to any Hedge Provider under Hedging Agreements entered into while such Hedge Provider, or its Affiliate, was a Lender hereunder shall continue to constitute Obligations hereunder and shall remain secured by and pursuant to the Security Documents (equally and rateably) to the extent that such Obligations were secured by and pursuant to the Security Documents prior to such termination. The Agent may assign all or any part of its rights under the Security Documents and the Intercreditor Agreement to one or more of such Lenders at such time in a manner satisfactory to the applicable Lenders, the Agent and the applicable Loan Parties, each acting reasonably.

(k)	Security for Banking Services Agreements with Former Lenders.

(i)

If an Agent ceases to be the Agent or a Lender ceases to be a Lender under this Agreement (for purposes of this Section 5.1(k)(i), a “Former Provider”), all Banking Services Liabilities owing to such Former Provider and its Affiliates under Banking Services Agreements entered into while such Former Provider was the Agent or a Lender will continue to constitute

Obligations hereunder and shall remain until the Security Release Date secured by the Security Documents (equally and rateably) to the extent that such Obligations were secured by and pursuant to the Security Documents prior to such Agent or Lender becoming a Former Provider, subject to the following provisions of this Section 5.1(k)(i). For certainty, any Banking Services Liabilities under Banking Services Agreements entered into with a Former Provider or an Affiliate thereof after the Former Provider has ceased to be the Agent or a Lender shall not be secured by or pursuant to the Security Documents. Notwithstanding the foregoing, while any Obligations remain outstanding under the Credit Facility, no Former Provider or any Affiliate thereof shall have any right to cause or require the enforcement of the Security Documents or any right to participate in any decisions relating to the Security Documents, including any decisions relating to the enforcement or manner of enforcement of the Security Documents or decisions relating to any amendment to, waiver under, release of or other dealing with all or any part of the Security Documents; for certainty, the sole right of a Former Provider and its Affiliates with respect to the Security Documents while any Obligations remain outstanding under the Facilities is to share, on a pro rata and pari passu basis, in any Proceeds of Realization and enforcement of the Security Documents, except, in each case, as otherwise set out in the Intercreditor Agreement.

(ii)

If the Credit Agreement is terminated, until the Security Release Date all Banking Services Liabilities owing to any Former Provider under Banking Services Agreements entered into while such Former Provider, or its Affiliate, was the Agent hereunder shall remain secured by and pursuant to the Security Documents (equally and rateably) to the extent that such Obligations were secured by and pursuant to the Security Documents prior to such termination. The Agent may assign its right under all or any part of the Security Documents and the Intercreditor Agreement to one or more of such Former Providers at such time in a manner satisfactory to the applicable Former Providers, the Agent and the applicable Loan Parties, each acting reasonably.

(l)

Exclusivity of Remedies. Nothing herein contained or in the Security Documents now held or hereafter acquired by the Agent and the Lenders, nor any act or omission of the Secured Parties with respect to any such Security Documents will in any way prejudice or affect the rights, remedies or powers of the Agent and the Lenders with respect to any other Documents at any time held by the Agent and the Lenders, nor otherwise prejudice or affect their rights existing under applicable Law.

5.2	Subsequent to Security Release Date - Unsecured.

Subsequent to the Security Release Date, the Credit Facility, the Guarantee Agreement, the Borrower Guarantee, the Hedging Agreements and the Banking Services Agreements will be unsecured and all present and future Indebtedness of the Borrower to the Agent and the Lenders under the Credit Facility and the Borrower Guarantee, and of the other Loan Parties under the Guarantee Agreement and the Hedging Agreements and of the Penn West Parties under the Banking Services Agreements will constitute at all times senior, unsecured Indebtedness of the Borrower and the other Penn West Parties, as applicable, ranking pari passu with all other senior, unsecured Indebtedness of the Borrower and the other Penn West Parties, as applicable (including the Outstanding Notes) and which, for certainty, will include unsecured and unsubordinated indebtedness of the Borrower and the other Penn West Parties, as applicable, under Hedging Agreements and Banking Services Agreements.”

(e)	Section 4.2(i) of the Credit Agreement is amended by deleting the table set forth therein in its entirety and replacing it with the following:

“	Level	Consolidated Senior Debt to EBITDA Ratio	Canadian Prime Rate/U.S. Base Rate Margin (in Basis Points)	LIBOR / BA Stamping Fee / Financial LC Issuance Fee (in Basis Points)	Standby Fee (in Basis Points)
	1	<1.0	[Redacted]	[Redacted]	[Redacted]
	2	>1.0 < 1.75	[Redacted]	[Redacted]	[Redacted]
	3	>1.75 < 2.25	[Redacted]	[Redacted]	[Redacted]
	4	>2.25 < 3.0	[Redacted]	[Redacted]	[Redacted]
	5*	>3.0 < 4.0	[Redacted]	[Redacted]	[Redacted]
	6*	>4.0	[Redacted]	[Redacted]	[Redacted]

* Levels 5 and 6 in the above table will no longer apply after the end of the Covenant Relief Period.”

(f)	Section 18.1 of the Credit Agreement is amended by inserting the following new clauses (n) and (o) at the end thereof:

“(n)

Security Documents. Any of the Security Documents ceases to be valid or enforceable, or ceases to provide for a first-ranking Security Interest having priority over all other Security Interests encumbering the assets of each Loan Party (subject to the terms of the Intercreditor Agreement and to any Permitted Encumbrances that under applicable Law rank in priority thereto) and the Borrower shall have failed or shall have failed to cause the applicable Loan Party to remedy such default within 10 Business Days of becoming aware of such fact and, if applicable, being provided by the Agent or the Collateral Agent with any documentation required to be executed to remedy such default.

(o)

Breach of Most Favoured Lender Clause. If there is a breach in the performance or observance of any More Favorable Provision (as defined in the First Amending Agreement) beyond the period of grace, if any, provided for in connection with the breach of such provision in the relevant Note Agreement or Notes Subsidiary Guarantee (as defined in the First Amending Agreement).

(p)

Notice of Actionable Default. If a “Notice of Actionable Default” (as such term is defined in the Intercreditor Agreement) has been delivered to the Collateral Agent in accordance with the Intercreditor Agreement and such notice, and any directions therein, has not been rescinded or cancelled.”

(g)	Section 13.1 is amended by deleting paragraph (r) in its entirety and replacing it with the following:

“Pari Passu Ranking. The Obligations of the Loan Parties rank at least pari passu in right of payment with (i) until the Security Release Date only, all other senior, secured Indebtedness of the Loan Parties (including all obligations related to the Outstanding Notes and any guarantees issued by the Loan Parties in respect thereof), other than Indebtedness secured by Permitted Encumbrances which under applicable Laws rank in priority thereto, and (ii) at all other times, all other senior, unsecured and unsubordinated Indebtedness of the Loan Parties.”

(h)	Section 14.3 of the Credit Agreement is amended by inserting the following clauses (k) and (l) at the end thereof:

“(k)

Use of Proceeds. During the Covenant Relief Period, the Borrower will not use Advances to (a) fund any optional or voluntary prepayment of principal of Outstanding Notes or prepay any obligations under any Hedging Agreements, without consent of the Majority Lenders, provided that, for greater certainty, the Borrower may use any Net Proceeds Amounts on deposit in a Borrower’s Account and otherwise not used to prepay the Credit Facilities to pay to the holders of Outstanding Notes any amounts in accordance with Section 14.1(aa), or (b) solely accumulate and/or maintain cash or cash equivalents in depository or investment accounts of the Borrower and its Subsidiaries outside of the ordinary course of business (and in either case the Lenders may in their discretion refuse to fund Drawdowns for either such purpose). For greater certainty, the Scheduled 2015/2016 Note Repayments shall still be permitted to be funded with Advances, subject to satisfaction of the conditions precedent set forth in Section 7.1.

(l)

Ownership of Consolidated Tangible Assets by Loan Parties. The Borrower will not, at any time prior to the Security Release Date, permit the Loan Parties to own directly (and not, for the avoidance of doubt, through ownership of other Subsidiaries) less than 85% (or such lower percentage as all of the Lenders may agree) of the Consolidated Tangible Assets; provided, for purposes of any determination to be made pursuant to this Section 14.3(l) only, Consolidated Tangible Assets shall exclude any amount thereof attributable to the proportionate interest of the Loan Parties in any Operating JV Development Entity existing as of the First Amendment Date (which, for greater certainty, consists solely of Peace River Oil Partnership) (other than the portion of Consolidated Tangible Assets (if any) attributable to assets sold, assigned, contributed to or otherwise transferred to Peace River Oil Partnership by the Borrower or any Subsidiary on or after the First Amendment Date), regardless of whether the application of GAAP would provide for any contrary determination.”

(i)	Section 14.3(e) of the Credit Agreement is amended by deleting clause (i) thereof in its entirety and replacing it with the following:

“(i)

provide any guarantee, loan or other financial assistance to any Person, other than (A) to another Penn West Party and (B) the Guarantee Agreement or Guarantee Joinder, the Borrower Guarantee and guarantees from the Material Restricted Subsidiaries in favour of the noteholders in accordance with the Note Agreements; or”

(j)	Section 18.6 of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

“Application of Proceeds. Except as otherwise agreed to by all of the Lenders in their sole discretion and as otherwise expressly provided hereunder and under the Intercreditor Agreement, all payments made by or on behalf of the Loan Parties under the Documents (including any Proceeds of Realization or other amounts delivered from the Collateral or pursuant to the Intercreditor Agreement), after acceleration pursuant to Section 18.2, will be applied by the Agent in the following order:

(a)

in payment of any amounts due and payable by way of recoverable expenses (including any costs in connection with such realization under the Intercreditor Agreement and Security Documents, including legal, accounting, financial advisor and receivers’ or Collateral Agent fees);

(b)	in payment of any amounts by way of any fees (other than standby fees, stamping fees, Issuance Fees and Fronting Fees);

(c)	in payment of any amounts due and payable as and by way of interest or standby fees, stamping fees, Issuance Fees and Fronting Fees, including any interest on overdue amounts; and

(d)

in payment of the Aggregate Principal Amount under the Credit Facility and all other amounts under the Documents and the obligations of the Penn West Parties under any Hedging Agreement with a Hedge Provider to the extent crystallized at such time and any Banking Services Liabilities on a pro rata basis.”

(k)	Section 21.1 of the Credit Agreement is amended by inserting a new clause (d) as follows:

“(d)

Intercreditor Agreement. Each Lender hereby irrevocably authorizes the Agent to execute and deliver the Intercreditor Agreement on its behalf and on behalf of any of its Affiliates that are Hedge Providers and/or providers under any Banking Service Agreements.”

(l)	Schedule F to the Credit Agreement is hereby deleted in its entirety and replaced with Exhibit 1 attached hereto.

2.5	Additions to Defined Terms.

Schedule A to the Credit Agreement is amended by inserting the following defined terms in their proper alphabetical order:

“Aggregate Unapplied Net Proceeds Amounts” has the meaning given to it in clause (ii) of Section 14.1(aa).

“Annual Budget” has the meaning given to it in Section 14.1(y).

“Approved Petroleum Engineers” means Sproule Associates Limited or any other nationally recognized independent petroleum engineers selected by the Borrower.

“Banking Services Agreements” means agreements made from time to time between the Borrower or any Subsidiary thereof and the Agent, a Lender, or any Affiliate of any of them in respect of cash management, payroll, pooling, netting, payment cards, credit cards, wire transfers, spot foreign exchange trading, or other banking services; and “Banking Services Agreement” means any one of them as required by the context.

“Banking Services Liabilities” mean, collectively, any and all direct and indirect, contingent and absolute obligations and liabilities of the Borrower and each Subsidiary thereof to the Lenders, the Agent or any Affiliate, of any of them in respect of any Banking Services Agreement; provided that a liability shall constitute a “Banking Services Liability” if the agreement under which it arose was entered into with the Person who was a Lender, an Agent, or the Affiliate of a Person who was an Agent or Lender, at the time such agreement was entered into, regardless of whether such Person ceased to be the Agent or a Lender, as applicable.

“Borrower Guarantee” means the guarantee granted by the Borrower of the Penn West Parties’ obligations under the Hedging Agreements with the Hedge Providers and Banking Services Agreements.

“Collateral” has the meaning assigned to such term in the Intercreditor Agreement.

“Collateral Agent” means, initially, Computershare Trust Company of Canada and any assignee thereof in the capacity of Collateral Agent under and pursuant to the Intercreditor Agreement.

“Controlled Entity” means any of the Subsidiaries of the Borrower and any of their and the Borrower’s respective Controlled Affiliates. As used in this definition, “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Covenant Relief Period” means the period from March 1, 2015 to and including March 30, 2017, or, with the consent of the Borrower, such earlier date as all of the Lenders may agree in their sole discretion.

“Debenture” means the $10,000,000,000 demand debenture to be dated on or after the First Amendment Date granted by each Loan Party in favour of the Collateral Agent on behalf of the Secured Parties.

“Disposition” means, with respect to any Person, the sale, lease, transfer or other disposition of any assets of such Person, in one or a series of transactions, to any other Person, and for certainty includes any sale of farmout interests, net profit interests, reversionary interests, overriding royalty interests, carried interests or other similar interests.

“First Amending Agreement” means the First Amending Agreement, dated as of the First Amendment Date, among the Borrower, the Agent and the Lenders.

“First Amendment Date” means May 22, 2015.

“Former Lender” has the meaning given to it in Section 5.1(j).

“Former Provider” has the meaning given to it in Section 5.1(k).

“Hedge Plan” means the Hedging Action Plan dated March 20, 2015, as supplemented by the Hedging Action Plan: Update to FTI dated April 30, 2015, which plan (a) complies with the hedging policy adopted by the board of directors of the Borrower and (b) has been delivered to the Agent on or prior to the First Amendment Date, as such plan may be amended from time to time in accordance with the terms of Section 14.1(ee).

“Hedging Liability” means any and all direct and indirect, contingent and absolute obligations and liabilities of the Borrower and each other Penn West Party to any of the Hedge Providers in respect of any Hedging Agreement as the Penn West Parties may from time to time enter into with a Hedge Provider, provided that a liability shall constitute a “Hedging Liability” if the agreement under which it arose was entered into with the Person who was a Hedge Provider at the time such agreement was entered into, regardless of whether such Hedge Provider ceased to be a Lender.

“Intercreditor Agreement” means that certain Intercreditor Agreement, dated effective as of the First Amendment Date, among, inter alios, the Agent, the required holders of the Outstanding Notes, the Borrower and the Collateral Agent, as amended, modified, supplemented or restated from time to time.

“Investment Grade Rating’ means a credit rating of BBB- or better from Fitch Ratings, Inc., or from Standard & Poor’s Ratings Services, a division of McGraw-Hill Companies, Inc., a credit rating of Baa3 or better from Moody’s Investors Service, Inc., or an equivalent credit rating from any credit rating agency approved by the National Association of Insurance Commissioners at the time such rating is received.

“Maximum Repayment Offer Date” has the meaning given to it in clause (v) of Section 14.1(aa).

“Net Proceeds Amount” means, with respect to any Disposition by the Borrower or a Restricted Subsidiary, an amount equal to the difference of:

(a)

the aggregate amount of consideration (provided that if such consideration is not cash, shall be valued at the fair market value thereof by the Borrower in good faith) received by the Borrower or such Restricted Subsidiary in respect of such Disposition, minus

(b)	all ordinary and reasonable out-of-pocket costs and expenses actually incurred by the Borrower or such Restricted Subsidiary in connection with such Disposition.

“Note Agreements” means the note purchase agreements dated May 31, 2007, May 29, 2008, July 31, 2008, May 5, 2009, March 16, 2010, December 2, 2010 and November 30, 2011, each as amended to the First Amendment Date including amendment agreements dated as of the First Amendment Date, between the Borrower and the noteholders party thereto, pursuant to which the Borrower has as of the First Amendment Date approximately U.S.$2.2 billion of senior notes outstanding to various noteholders.

“Obligations” means, at any time all direct and indirect, contingent and absolute obligations and liabilities of the Borrower and the other Penn West Parties, to the Agent and the Lenders under or in connection with this Agreement and the Security Documents (specifically including for greater certainty all Guarantee Agreements) at such time, specifically including the outstanding Advances, all accrued and unpaid interest thereon, all Hedging Liabilities and Banking Services Liabilities, all indemnity obligations arising under this Agreement, any other Document, any Banking Services Agreement or any Hedging Agreement entered into with a Hedge Provider, all fees payable in connection with prepayments, all breakage fees payable pursuant to Section 9.2 and all other fees, expenses and other amounts payable pursuant to this Agreement, the Security Documents (specifically including fees relating to the Credit Facility as may be agreed in writing from time to time between a Borrower and any Lender), any other Document, any Banking Services Agreement or any Hedging Agreement entered into with a Hedge Provider; except that if otherwise specified or required by the context, “Obligations” shall mean any portion of the foregoing.

“Outstanding Notes” means the notes, from time to time, outstanding under the Note Agreements.

“P&NG Rights” means the entire right, title, estate and interest of the Borrower and its Restricted Subsidiaries (whether legal or beneficial, contingent or absolute, present or future) in and to all:

(a)	rights to explore for, drill for, produce, take, save or market Petroleum Substances;

(b)	rights to a share of the production of Petroleum Substances;

(c)	rights to a share of the proceeds of, or to receive payments calculated by reference to the quantity or value of, the production of Petroleum Substances when produced;

(d)	rights in lands or documents of title related thereto, including leases, subleases, licenses, permits, reservations, rights and privileges; and

(e)	rights to acquire any of the above rights described in paragraphs (a) through (d) of this definition,

and includes interests and rights known as working interests, royalty interests, overriding royalty interests, gross overriding royalty interests, production payments, profits interests, net profits interests, revenue interests, net revenue interests, economic interests and other interests; fractional or undivided interests in any of the foregoing; freehold, leasehold or other interests; and options in respect of the foregoing.

“Proceeds of Realization” means, in respect of the Security Documents and the Collateral, or any portion thereof, all amounts received by the Agent and any Lender in connection with:

(a)	any realization thereof, whether occurring as a result of enforcement or otherwise;

(b)	any sale, expropriation, loss or damage or other disposition of the Collateral or any portion thereof; and

(c)	the dissolution, liquidation, bankruptcy or winding-up of a Loan Party or any other distribution of its assets to creditors,

in any such case, received pursuant to the terms of this Agreement, the Security Documents, the Intercreditor Agreement or otherwise.

“Repayment Disposition” means any Disposition excluding (a) Dispositions of inventory in the ordinary course of business, (b) Dispositions of worn-out, damaged or obsolete property no longer used or useful in the business, and (c) Dispositions by a Restricted Subsidiary to the Borrower or a Restricted Subsidiary, as applicable, or by the Borrower to a Material Restricted Subsidiary.

“Reserve Report” means a detailed report prepared by an Approved Petroleum Engineer which report shall, as of its date, set forth the reserves attributable to the P&NG Rights and which report shall be prepared in accordance with National Instrument 51-101 set forth therein and shall, at a minimum, set forth each Loan Party’s royalty interests, the location, quantity, type of Petroleum Substance, the proved developed producing, proved and developed non-producing, proved and undeveloped reserves and total proven reserves and a projection of the rate of production and future net revenue therefrom based on product price and cost escalation assumptions set forth therein and other information customarily obtained from and provided in such reports.

“Secured Parties” means the Collateral Agent, the Agent, the Lender, the Hedge Providers (which for certainty includes any Hedge Provider who entered into a Hedging Agreement with a Loan Party prior to the First Amendment Date), the providers under any Banking Service Agreements and the holders of the Outstanding Notes.

“Security Documents” means all Guarantees Agreements, the Debenture, security agreements, mortgages, control agreements, pledge agreements, debentures and other documents required to be provided to the Agent or the Lenders (including pursuant to Article 5 and/or the Intercreditor Agreement) and all other documents and agreements delivered by the Borrower and the other Loan Parties to the Collateral Agent for the benefit of the Secured Parties from time to time to secure the payment and performance of the Obligations, and to create, perfect and give priority to the Security Interests.

“Security Documents Joinder” means a supplemental debenture or other form of joinder agreement in the form attached to the Debenture or any other Security Document, if applicable, delivered from time to time by a Loan Party in favour of the Collateral Agent on behalf of the Secured Parties.

“Security Release Date” has the meaning given to it in Section 5.1(i).

“Scheduled 2015/2016 Note Repayments” means each of the following scheduled payments under the Outstanding Notes during the 2015 and 2016 calendar years:

Scheduled Payment Date	Applicable Series of Notes	Amount of Scheduled Payment

May 31, 2015	Series A	U.S.$160,000,000

December 2, 2015	Series AA	CAD$10,000,000

May 5, 2016	Series K	U.S.$35,000,000

May 29, 2016	Series E	U.S.$152,500,000

November 30, 2016	Series CC	U.S.$25,000,000

“Simplified PWT Model” means information of the type set forth in Schedule B attached hereto.

“Total Outstanding Senior Indebtedness” means at any time of determination, the sum of the Aggregate Principal Amount plus the aggregate outstanding principal amount of Outstanding Notes.

2.6	Amendments to Existing Defined Terms.

Schedule A to the Credit Agreement is hereby further amended as follows:

(a)

The definition of “Consolidated EBITDA” is amended by adding the following words after the words “made within the applicable period” on the fourth line of the last paragraph thereof: “(including, in any event, any Repayment Dispositions)”.

(b)	The definition of “Consolidated Senior Debt” is amended by deleting the words “excluding, in any event, Subordinated Debt and Convertible Debentures”, and replacing them with the following:

“ excluding, in any event, (i) the Subordinated Debt and Convertible Debentures and (ii) during the Covenant Relief Period only, the aggregate amount of unencumbered cash of the Borrower and each other Penn West Party received as Net Proceeds Amounts in connection with any Repayment Disposition which has either (x) not yet been applied to a repayment of the Aggregate Principal Amount pursuant to Section 14.1(aa) or has not yet been made subject to a mandatory prepayment offer pursuant to the term of the Note Agreements (in each case, prior to the Maximum Repayment Offer Date), or (y) been made subject to a prepayment offer pursuant to the terms of the Note Agreements and such offer remains open to be accepted by the holders of Outstanding Notes.”

(c)	The definition of “Documents” is amended by inserting the words “, the Security Documents, the Security Documents Joinder, the Intercreditor Agreement” after the phrase “Guarantee Joinder”.

(d)	The definition of “Accounting Change” is amended by deleting “Canadian Institute of Chartered Accountants” and inserting “Chartered Professional Accountants of Canada”.

(e)	The definition of “Permitted Encumbrance” is amended as follows:

(i)

inserting the following at the end of paragraph (d): “or are or were entered into with or granted to arm’s length parties in accordance with sound industry practice and are otherwise not prohibited by this Agreement and, if applicable, the Security Documents and the Intercreditor Agreement”; and

(ii)	deleting the existing paragraph (n) thereof and inserting the following immediately after paragraph (m):

“(n)	Security Interests created by or pursuant to the Security Documents which for certainty secure obligations under the Note Agreements in accordance with the Intercreditor Agreements; and

(o)

(i) during the Covenant Relief Period only, Security Interests granted or assumed by the Penn West Parties in connection with (x) Non-Recourse Debt, (y) the interest of any Person under any Purchase Money Security Interest, and (z) Capital Lease Obligations provided that the principal amount of the indebtedness constituting such Capital Lease Obligations shall at no time exceed 100% of the cost of the assets subject to the applicable agreement of lease or rental at the time such indebtedness was incurred and provided that the aggregate amount secured by all of the Liens described in this clause (o) (i) does not at any time exceed $75,000,000; and

(ii) following the Covenant Relief Period only, any Security Interest granted or assumed by the Penn West Parties in connection with Non-Recourse Debt, the interest of any Person under any Purchase Money Security Interest and any other Security Interest not referred to elsewhere in this definition provided that the aggregate amount secured by all of the Security Interest described in this paragraph (o) does not at any time exceed 5% of the Consolidated Tangible Assets as at the end of the Borrower’s then most recently completed fiscal quarter.”

(f)	The definitions of Tranche B, Tranche B Commitment Amount and Tranche B Lenders are each hereby deleted in their entirety.

(g)	The definition of “Indebtedness” is amended by inserting “or Banking Services Liabilities” at the end of such definition.

(h)	The definition of Guarantee Agreement is deleted and replaced with the following:

“Guarantee Agreement” means the amended and restated guarantee and subordination agreement dated as of the First Amendment Date granted by each Loan Party (other than the Borrower), in favour of the Agent on behalf of the Lenders, the Hedge Providers and the providers under the Banking Services Agreements, whether by way of execution as at the First Amendment Date or by way of Guarantee Joinder, as amended, supplemented or restated from time to time.”

(i)	The definition of Guarantee Joinder is deleted and replaced with the following:

“Guarantee Joinder” means a joinder agreement, in the form attached to the Guarantee Agreement, delivered from time to time by a Loan Party in favour of the Agent on behalf of the Lenders, the Hedge Providers and the providers under the Banking Services Agreements.”

(j)	The definition of Borrower’s Counsel is amended by deleting the words “Burnet, Duckworth & Palmer LLP” and replacing them with “Bennett Jones LLP”.

2.7	Amended Schedule

Schedule B of the Credit Agreement is deleted and replaced with Exhibit 3 hereto.

ARTICLE III

ADDITIONAL TERMS AND COVENANTS

3.1	Most Favored Lender

(a) If any Note Agreement, or any guarantee by a Subsidiary of the Borrower’s obligations thereunder (a “Notes Subsidiary Guarantee”), shall be amended, modified or supplemented after the First Amendment Date and during the Covenant Relief Period (each, a “Notes Amendment”), whether directly or indirectly, and the effect of such amendment, modification or supplement shall be to impose on any Loan Party any one or more conditions, covenants, events of default or other terms (other than those referred to in Section 3.2 of this Agreement) that are not contained herein, in the Credit Agreement, the Borrower Guarantee or the Guarantee Agreement (the “Relevant Documents”), or that would, if incorporated into the Relevant Documents, be more favorable to the Lenders than the conditions, covenants, events of default or other terms contained in the Relevant Documents (any such condition, covenant, event of default or other term being referred to herein as a “More Favorable Provision”), then, subject to Section 3.1(b), such More Favorable Provision shall be automatically incorporated in the Relevant Document as if set forth fully therein, mutatis mutandis, and shall be effective as of the date such More Favorable Provision becomes effective in the Note Agreements or Notes Subsidiary Guarantee, as the case may be. Thereafter, such More Favorable Provision may only be amended in accordance with the provisions of the Credit Agreement. The Borrower will provide the Agent with copies of all Notes Amendment prior to or forthwith after the effective date thereof.

(b) If the Majority Lenders give written notice to the Borrower, within 20 days after receipt of notice from the Borrower of any Notes Amendment, objecting to the inclusion of such More Favorable Provision in the Relevant Document, such More Favorable Provision shall not be incorporated in the Relevant Document.

(c) Upon the written request of the Borrower or the Majority Lenders, the Borrower or the Material Restricted Subsidiaries, as applicable, and the Majority Lenders shall enter into an amendment of the Relevant Document to reflect the inclusion of the More Favorable Provision. All costs of the Agent and the Lenders incurred in connection with any such amendment (including, without limitation, the reasonable fees and expenses of a single counsel to the Agent and Lenders) shall be paid by the Borrower promptly after its receipt of a statement in respect thereof.

(d) For the avoidance of doubt, all of the provisions of any Relevant Document shall otherwise remain in effect notwithstanding the incorporation therein of one or more More Favorable Provisions.

3.2	Equivalent Consideration

(a) If any of the Note Agreements shall be amended, modified or supplemented after the First Amendment Date and during the Covenant Relief Period, whether directly or indirectly, and the effect of such amendment, modification or supplement shall be to increase the interest rate applicable to any notes issued under the Note Agreements during the Covenant Relief Period then the interest rate applicable to any Accommodation (or the stamping fee in the case of Bankers’ Acceptances and the Issuance Fee in the case of Letters of Credit) shall be the interest rate (or fee) otherwise in effect therefor plus a number of basis points equal to the interest rate increase (expressed in basis points) applicable from time to time to any outstanding note under the Note Agreements as a result of such amendment. In addition, the standby fees payable pursuant to Section 4.2(g) of the Credit Agreement will increase by 20% of the amount that the stamping fee applicable to Bankers’ Acceptances increases. Any such increased interest rate (or fee) applicable to the Accommodations or any such increased standby fee shall be effective as of the date of effectiveness of the increased interest rate applicable to such notes and shall remain in effect until the earlier of (A) the end of the Covenant Relief Period or (B) the date such increased interest rate shall no longer apply to such notes.

(b) If, during the Covenant Relief Period, any fee shall be paid to any noteholder under the Note Agreements solely in their capacity as such a noteholder in excess of, or in addition to, any fee payable to such noteholder under the Note Agreements as in effect on the First Amendment Date, then a fee shall be paid to each Lender in an amount which bears the same relationship to the Individual Commitment Amount held by such Lender as the amount of such excess or such addition bears to the principal amount of the notes to which such excess or addition relates.

(c) If, during the Covenant Relief Period, any consideration shall be paid to each noteholder under the Note Agreements solely in their capacity as such (and not, for greater certainty, in any of their capacities as a counterparty under any Hedging Agreement and not including (i) any withholding tax gross-up payment or other compensatory payment made to a noteholder on account of any increased costs or reduced returns incurred or suffered by such noteholder from a change in law, compliance by such noteholder with regulatory requirements or otherwise; (ii) any extension fee payable to any of the noteholders solely in connection with extending the maturity date of any of the Outstanding Notes held from time to time by such noteholders; or (iii) any other amounts payable to any noteholder in connection with transactions, advisory services or other services of any kind entered into or provided by such noteholder to the Borrower or any Affiliate of the Borrower where such transactions or services are not directly related to the Note Agreements), other than as specified in the foregoing paragraphs (a) and (b), then the equivalent of such consideration shall be paid to each Lender.

ARTICLE IV

CONDITIONS PRECEDENT

4.1	Conditions Precedent.

This Agreement will be deemed to be effective as of the First Amendment Date upon the following conditions being met (unless waived in writing by all Lenders);

(a)	the receipt by the Agent, for and on behalf of the Lenders, of the following:

(i)	this Agreement shall have been executed and delivered by the Borrower, the Agent and the Lenders representing no less than the Majority Lenders;

(ii)	a duly executed copy of the Guarantee Agreement (amended and restated as of the First Amendment Date) by each Loan Party other than the Borrower;

(iii)	a duly executed copy of the Borrower Guarantee from the Borrower;

(iv)	a duly executed copy of the Debenture; and

(v)	a duly executed copy of the Intercreditor Agreement;

(b)	receipt by the Agent and the Lenders of the following (each of which shall be in form and substance satisfactory to the Agent and the Lenders, acting reasonably):

(i)

lien search results or other satisfactory confirmation that (i) Liens in favour of the Collateral Agent granted by each Loan Party on the Collateral securing the Obligations and the Outstanding Notes are perfected (including the filing of Personal Property Security Act financing statements in Alberta, British Columbia, Saskatchewan and Manitoba) and (ii) there are no Liens affecting any of the assets of the Loan Parties, except for Permitted Encumbrances;

(ii)	a certificate of status or other similar type evidence from its jurisdiction of formation for each Loan Party that is a corporation or a partnership;

(iii)	a duly executed officer’s certificate executed by or on behalf of each Loan Party, in form and substance satisfactory to the Agent, acting reasonably; and

(iv)

a duly executed copy of the amendment to each Note Agreement, in form and substance satisfactory to the Majority Lenders, acting reasonably (provided that the terms thereof are consistent with the summary of changes dated March 10, 2015 in respect of the same), which agreements shall have become effective prior to the date of this Agreement or concurrently herewith;

(c)	the representations and warranties contained in Article V of this Agreement and Article 13 of the Credit Agreement, as amended hereby, shall be true on and as of the First Amendment Date;

(d)

all corporate and other proceedings taken or to be taken in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in substance and form to the Majority Lenders, and the Majority Lenders shall have received all such counterparts or certified or other copies of such documents as they may reasonably request;

(e)

the Lenders shall have received an opinion of Bennett Jones LLP, counsel to the Borrower, and such other local counsel of the Borrower and the Loan Parties as required by the Agent, acting reasonably, each dated as the First Amendment Date and satisfactory to the Agent, as to the Borrower and each other Loan Party on the date hereof, the Credit Agreement, as amended by this Agreement, the Guarantee Agreement, the Borrower Guarantee, the Debenture and the Intercreditor Agreement and as to such other matters as the Agent may reasonably request;

(f)

each Lender party to this Agreement shall have received from the Borrower an amendment fee equal to [Redacted] basis points of the Tranche A Commitment Amount of each Lender approving the amendments set forth in this Agreement;

(g)	the Hedge Plan shall be in form, scope and substance satisfactory to the Agent, acting reasonably; and

(h)	the Borrower shall have paid all legal fees and disbursements of Torys LLP to the extent any invoice therefor has been issued prior to the First Amendment Date.

The Borrower agrees to extend the benefit of Section 2.1 to all Lenders (other than clause (f) above), whether or not they are a signatory to this Agreement.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

5.1	Representations, Warranties.

To induce the Lenders to execute and deliver this Agreement, the Borrower hereby reaffirms to the Agent and each Lender that, as of the date hereof, its representations and warranties contained in Section 13.1 of the Credit Agreement, except to the extent such representations and warranties relate solely to an earlier date, are true and correct in all material respects and additionally represents, covenants and warrants to the Agent and each Lender (which representations, covenants and warranties shall survive the execution and delivery of this Agreement) that:

(a)

Exhibit 1 contains a complete and correct list of the Borrower’s Subsidiaries and the Restricted Subsidiaries as at the First Amendment Date, showing, as to the Borrower and each Subsidiary, the correct name thereof, the jurisdiction of its organization, the jurisdictions where it has assets or carries on business, its predecessor entities in existence as at the First Amendment Date (if applicable), and the percentage of shares of each class of its capital stock or similar equity interests outstanding owned by the Borrower and each Subsidiary;

(b)

all of the outstanding shares of capital stock or similar equity interests of each Restricted Subsidiary shown in Exhibit 1 as being owned by the Borrower and its Subsidiaries as at the First Amendment Date have been validly issued, are fully paid and nonassessable and are owned by the Borrower or another Subsidiary free and clear of any Security Interest (except as otherwise disclosed in such Exhibit 1);

(c)

as at the First Amendment Date each Restricted Subsidiary identified in Exhibit 1 is a corporation, partnership, trust or other legal entity duly organized, validly existing and, where legally applicable, in good standing under the laws of its jurisdiction of organization, and is duly qualified as a foreign corporation, partnership, trust or other legal entity and, where legally applicable, is in good standing in each jurisdiction in which such qualification is required by law, other than those jurisdictions as to which the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As at the First Amendment Date each such Restricted Subsidiary has the corporate or other power and authority to own or hold under lease the properties it purports to own or hold under lease and to transact the business it transacts and proposes to transact;

(d)

this Agreement, the Debenture, the Intercreditor Agreement, the Guarantee Agreement and the amended and restated guarantee of the Borrower referred to in Section 4.1(a)(iii) above, have been duly authorized, executed and delivered by each party thereto other than the Secured Parties;

(e)

the Credit Agreement, as amended by this Agreement, the Debenture, the Intercreditor Agreement, the Guarantee Agreement and the amended and restated guarantee of the Borrower referred to in Section 4.1(a)(iii) above each constitute a legal, valid and binding obligation of each Loan Party party thereto, enforceable against it in accordance with its terms;

(f)

the execution, delivery and performance of this Agreement, the Debenture, the Intercreditor Agreement, the Guarantee Agreement and the amended and restated guarantee of the Borrower referred to in Section 4.1(a)(iii) (i) are within the corporate or partnership powers of the Loan Parties party thereto; (ii) do not require the authorization, consent or approval of any Administrative Body; (iii) do not and will not (A) contravene or conflict with (1) any applicable Law, (2) any provision of its articles or by-laws or partnership agreement, as applicable, (3) any judgment, order or decree of any court, tribunal or arbitrator, or any Administrative Body to which it or any of its material assets is subject, or (4) any term, condition or provision of the Note Agreements, the Intercreditor Agreement, or any other indenture, agreement or other instrument to which a Loan Party or its Subsidiaries is a party or by which a Loan Party or any of its Subsidiaries’

properties or assets are or may be bound; or (B) result in a breach of or constitute (alone or with due notice or lapse of time or both) a default under the Note Agreements, the Intercreditor Agreement, or any other indenture, agreement or other instrument referred to in clause (iii)(A)(4) of this clause (f);

(g)	no Default or Event of Default has occurred and is continuing or existed immediately prior to the date of this Agreement or the First Amendment Date, or will exist immediately after;

(h)	no default, or event of default has occurred and in continuing under the Note Purchase Agreements;

(i)

as at the First Amendment Date, all of the Outstanding Notes which remain unpaid as of the First Amendment Date, and the remaining outstanding principal balance thereof together with the list of the holders thereof, based on the register of the holders thereof maintained by the Borrower in accordance with the applicable Note Agreement, as set forth in Exhibit 2 hereto;

(j)

as of the First Amendment Date, no material actions, suits or other litigation proceedings have been commenced against the Borrower related to the Restatement Decision (as defined in the August Waiver), except as otherwise disclosed in writing to the Lenders;

(k)

on and after the First Amendment Date until the Security Release Date, each of the Security Documents creates, as security for the Obligations and the obligations under and in respect of the Note Agreements, a valid, enforceable and perfected Security Interest in the Collateral subject thereto, superior to and prior to the right of all third Persons (other than Permitted Encumbrances that under applicable Law rank in priority thereto) and subject to no other Security Interests (other than Permitted Encumbrances), in favor of the Collateral Agent, for the benefit of the Secured Parties. No filings or recordings are required in order to perfect the Liens created under any Security Documents, except for (i) filings or recordings which shall have been made, (ii) subject to Section 5.1(f), fixed charges on real property or (iii) for which satisfactory arrangements have been made, upon or prior to the execution and delivery thereof;

(h)

neither the Borrower nor any Controlled Entity is (A) a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of the Treasury (“OFAC”) (an “OFAC Listed Person”) or (B) a department, agency or instrumentality of, or is otherwise controlled by or knowingly acting on behalf of, directly or indirectly, (1) any OFAC Listed Person or (2) any Person, entity, organization, foreign country or regime that is subject to any OFAC Sanctions Program (each OFAC Listed Person and each other Person, entity, organization and government of a country described in clause (B), a “Blocked Person”); (ii) to the Borrower’s actual knowledge, neither the Borrower nor any Controlled Entity (A) is under investigation by any Administrative Authority for, or has been charged with, or convicted of, money laundering, drug trafficking or terrorist-related activities (collectively, “Anti-Money Laundering Laws”), (B) has been assessed civil penalties under any Anti-Money Laundering Laws or (C) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws; (iii) the Borrower has taken reasonable measures appropriate to the circumstances (in any event as required by applicable Law) to ensure that the Borrower and each Controlled Entity is and will continue to be in compliance with all applicable Anti-Money Laundering Laws and all applicable anti-corruption laws and regulations; and (iv) neither the Borrower nor any Controlled Entity is (A) a Person described or designated under the provisions of the Special Economic Measures Act (Canada) or the United Nations Act (Canada), or any associated regulations (each a “Canadian Sanctions Designated Person”), or (B) knowingly engages in any dealings or transactions with any Canadian Sanctions Designated Person;

(j)

this Agreement and the documents delivered to the holders in connection with the transactions contemplated hereby and identified in Schedule A hereto, taken as a whole, do not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements herein and therein not misleading in light of the circumstances under which they were made, it being understood that such representation and warranty does not apply to projected financial information, as to which the Borrower represents and warrants only that such information was prepared in good faith based upon assumptions believed by it to be reasonable;

(k)

the Hedge Plan complies in all respects with the Borrower’s current hedging policy approved by the board of directors of the Borrower and no further approval or authorization by such board is required for the Borrower to implement the Hedge Plan; and

(l)

the Loan Parties own, as of March 31, 2015, more than 93% of Consolidated Tangible Assets and, to the best of the Borrower’s knowledge, there has been no material change in the ownership of the Consolidated Tangible Assets by the Loan Parties since such date.

ARTICLE VI

MISCELLANEOUS

6.1	Tranche B

The Parties agree that from and after the First Amendment Date Tranche B is cancelled, the Tranche B Commitment is reduced to $0, and all Obligations thereunder (including accrued and unpaid interests and fees), if any, are due and payable on the First Amendment Date and there will be no further availability thereunder without the consent of all of the Lenders.

6.2	Agreement Part of Credit Agreement.

This Agreement shall be construed in connection with and as part of the Credit Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Credit Agreement are hereby ratified and shall be and remain in full force and effect. This Agreement is a Document for purposes of the Credit Agreement.

6.3	Notices.

Any and all notices, certificates and other instruments executed and delivered after the execution and delivery of this Agreement may refer to the Credit Amendment without making specific reference to this Agreement but nevertheless all such references shall include this Agreement unless the context otherwise requires.

6.4	Further Assurances

The Borrower will from time to time forthwith at the Agent’s request and at the Borrower’s own cost and expense make, execute and deliver, or cause to be done, made, executed and delivered, all such further documents, financing statements, assignments, acts, matters and things which may be reasonably required by the Agent and as are consistent with the intention of the Parties as evidenced herein, with respect to all matters arising under this Agreement.

6.5	Expenses

The Borrower will be liable for all expenses of the Agent or the Lenders, including, without limitation, reasonable legal fees (on a solicitor and his own client full indemnity basis) and other documented out-of-pocket expenses in connection with the negotiation, preparation, establishment, operation or enforcement of the Credit Facilities and of this Third Amending Agreement (whether or not consummated) by the Agent or the Lenders.

6.6	Counterparts.

This Agreement may be executed in any number of counterparts, including by facsimile and pdf, all of which together shall constitute one instrument.

IN WITNESS WHEREOF the undersigned has caused this Agreement to be executed as of the day and year first above written.

PENN WEST PETROLEUM LTD.

Per:	(Signed) “David A. Dyck”
David A. Dyck Executive Vice President and Chief Financial Officer

Per:	(Signed) “David Hendry”
Name: David Hendry Title: Vice President, Finance

Accepted and agreed to as of the date thereof.

CANADIAN IMPERIAL BANK OF COMMERCE as Agent and as Swing Line Lender

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

By:	(Signed) “[Name Redacted]”
Name:	[Redacted]
Title:	[Redacted]

Accepted and agreed to as of the date thereof.

BANK OF MONTREAL, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:
Name: Title:

Accepted and agreed to as of the date thereof.

THE BANK OF NOVA SCOTIA, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Accepted and agreed to as of the date thereof.

ROYAL BANK OF CANADA, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: Authorized Signatory

Per:
Name: Title:

Accepted and agreed to as of the date thereof.

THE TORONTO-DOMINION BANK, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Accepted and agreed to as of the date thereof.

CITIBANK, N.A., CANADIAN BRANCH, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: Authorized Signatory

Per:
Name: Title:

Accepted and agreed to as of the date thereof.

WELLS FARGO BANK, N.A., CANADIAN BRANCH, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:
Name: Title:

Accepted and agreed to as of the date thereof.

HSBC BANK CANADA, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Accepted and agreed to as of the date thereof.

SUMITOMO MITSUI BANKING CORPORATION OF CANADA, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:
Name: Title:

Accepted and agreed to as of the date thereof.

BANK OF TOKYO-MITSUBISHI UFJ (CANADA), as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:
Name: Title:

Accepted and agreed to as of the date thereof.

ALBERTA TREASURY BRANCHES, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Accepted and agreed to as of the date thereof.

CAISSE CENTRALE DESJARDINS, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Accepted and agreed to as of the date thereof.

CANADIAN WESTERN BANK, as Lender

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

Per:	(Signed) “[Name Redacted]”
Name: [Redacted] Title: [Redacted]

EXHIBIT 1

TO THE PENN WEST PETROLEUM LTD. FIRST AMENDMENT

DATED MAY 22, 2015

LIST OF THE BORROWER AND ITS SUBSIDIARIES AS OF THE FIRST

AMENDMENT DATE

A.	List of Borrower and its Subsidiaries

Name	Jurisdiction of Formation	Jurisdiction Where Assets are Located/Carrying on Business	Designation	Ownership

Penn West Petroleum Ltd.	Alberta	Alberta, Saskatchewan, British Columbia, Manitoba, North West Territories	Borrower	Public

1262814 Alberta ULC	Alberta	Inactive	Restricted	100% owned by Canetic ABC Acquisition Co Ltd.

1290775 Alberta ULC	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

1295739 Alberta Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

1329813 Alberta Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

1647456 Alberta Ltd.	Alberta	Alberta, Saskatchewan, British Columbia, Manitoba, North West Territories	Restricted	100% owned by Penn West Petroleum Ltd.

977291 Alberta Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

Canetic ABC AcquisitionCo Ltd.	Alberta	Inactive	Restricted	100% owned by Canetic ABC Holdings Ltd.

Canetic ABC Holdings Ltd.	Alberta	Inactive	Restricted	100% owned by Penn West Petroleum Ltd.

Peace River Oil Partnership	Alberta	Alberta	Restricted	General partner interests owned by Penn West Northern Harrier Partnership (54.99%), Penn West Sandhill Crane Ltd. (0.01%) and an unrelated third party (45.00%)

Penn West Northern Harrier Partnership	Alberta	Alberta	Restricted	General partner interests owned by Penn West PROP Limited Partnership (99.99%) and Penn West Sandhill Crane Ltd. (0.01%)

Penn West Petroleum Inc.	Delaware	U.S. Holding Company	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West Petroleum	Alberta	Alberta, Saskatchewan, British Columbia, Manitoba, North West Territories	Restricted	General partner interests owned by Penn West Petroleum Ltd. (99.99%) and 1647456 Alberta Ltd. (0.01%)

Penn West PROP HoldCo Ltd.	Alberta	Alberta	Restricted	100% owned by Penn West Petroleum Ltd.

Penn West PROP Limited Partnership	Alberta	Alberta	Restricted	99.99% limited partner interest owned by Penn West Petroleum Ltd. 0.01% general partner interest owned by Penn West PROP Holdco Ltd.

B.	List of Material Restricted Subsidiaries

Peace River Oil Partnership

Penn West Northern Harrier Partnership

Penn West Petroleum

Penn West PROP Holdco Ltd.

Penn West PROP Limited Partnership

Penn West Sandhill Crane Ltd.

1647456 Alberta Ltd.

C.	List of Non-Restricted Subsidiaries

NIL

EXHIBIT 2

TO THE PENN WEST PETROLEUM LTD. FIRST AMENDMENT

DATED MAY 22, 2015

OUTSTANDING NOTES AS OF THE FIRST AMENDMENT DATE

	Notes	Registered Noteholders

1.	Notes granted under the Note Purchase Agreement dated May 31, 2007	[Redacted]

Amounts:

5.68% U.S.$160,000,000 Series A Senior Guaranteed Notes due May 31, 2015

5.80% U.S.$155,000,000 Series B Senior Guaranteed Notes due May 31, 2017

5.90% U.S.$140,000,000 Series C Senior Guaranteed Notes due May 31, 2019

6.05% U.S.$20,000,000 Series D Senior Guaranteed Notes due May 31, 2022

2.	Notes granted under the Note Purchase Agreement dated May 29, 2008	[Redacted]

Amounts:

6.12% U.S.$152,500,000 Series E Senior Guaranteed Notes due May 29, 2016

6.30% U.S.$278,000,000 Series F Senior Guaranteed Notes due May 29, 2018

6.40% U.S.$49,500,000 Series G Senior Guaranteed Notes due May 29, 2020

6.16% Cdn.$30,000,000 Series H Senior Guaranteed Notes due May 29, 2018

3.	Notes granted under the Note Purchase Agreement dated July 31, 2008	[Redacted]

Amounts:

7.78% £57,000,000 Series I Senior Guaranteed Notes due July 31, 2018

4.

Notes granted under the Note Purchase Agreement dated May 5, 2009

Amounts:

8.89% U.S.$35,000,000

Series K Senior Guaranteed Notes due May 5, 2016

9.32% U.S.$34,000,000

Series L Senior Guaranteed Notes due May 5, 2019

8.89% U.S.$35,000,000

Series M Senior Guaranteed Notes due May 5, 2019

9.49% £20,000,000

Series N Senior Guaranteed Notes due May 5, 2019

9.52% €10,000,000

Series O Senior Guaranteed Notes due May 5, 2019

[Redacted]

5.

Notes granted under the Note Purchase Agreement dated March 16, 2010

Amounts:

5.29% U.S.$65,000,000

Series R Senior Guaranteed Notes due March 16, 2017

5.85% U.S.$112,500,000

Series S Senior Guaranteed Notes due March 16, 2020

5.95% U.S.$25,000,000

Series T Senior Guaranteed Notes due March 16, 2022

6.10% U.S.$20,000,000

Series U Senior Guaranteed Notes due March 16, 2025

4.88% Cdn.$50,000,000

Series V Senior Guaranteed Notes due March 16, 2015

[Redacted]

6.

Notes granted under the Note Purchase Agreement dated December 2, 2010

Amounts:

4.17% U.S.$18,000,000

Series W Senior Guaranteed Notes due December 2, 2017

4.88% U.S.$84,000,000

Series X Senior Guaranteed Notes due December 2, 2020

4.98% U.S.$18,000,000

Series Y Senior Guaranteed Notes due December 2, 2022

5.23% U.S.$50,000,000

Series Z Senior Guaranteed Notes due December 2, 2025

4.44% Cdn.$10,000,000

Series AA Senior Guaranteed Notes due December 2, 2015

5.38% Cdn.$50,000,000

Series BB Senior Guaranteed Notes due December 2, 2020

[Redacted]
7.

Notes granted under the Note Purchase Agreement dated November 30, 2011

Amounts:

3.64% U.S.$25,000,000

Series CC Senior Guaranteed Notes due November 30, 2016

4.23% U.S.$12,000,000

Series DD Senior Guaranteed Notes due November 30, 2018

4.79% U.S.$68,000,000

Series EE Senior Guaranteed Notes due November 30, 2021

4.63% Cdn.$30,000,000

Series FF Senior Guaranteed Notes due November 30, 2018

[Redacted]

EXHIBIT 3

TO THE PENN WEST PETROLEUM LTD. FIRST AMENDMENT

DATED MAY 22, 2015

SCHEDULE B

TO THE PENN WEST PETROLEUM LTD.

CREDIT AGREEMENT DATED MAY 6, 2014

LENDER	INDIVIDUAL COMMITMENT AMOUNTS (CDN.$)

Canadian Imperial Bank of Commerce	[Redacted]

Bank of Montreal	[Redacted]

The Bank of Nova Scotia	[Redacted]

Royal Bank of Canada	[Redacted]

The Toronto-Dominion Bank	[Redacted]

Citibank, N.A., Canadian Branch	[Redacted]

Wells Fargo Bank, N.A., Canadian Branch	[Redacted]

HSBC Bank Canada	[Redacted]

Sumitomo Mitsui Banking Corporation of Canada	[Redacted]

Bank of Tokyo-Mitsubishi UFJ (Canada)	[Redacted]

Alberta Treasury Branches	[Redacted]

Caisse Centrale Desjardins	[Redacted]

Canadian Western Bank	[Redacted]

TOTAL	1,200,000,000

FRONTING LENDERS AND FRONTED LC COMMITMENTS

LENDER	FRONTED LC COMMITMENTS (CDN.$)

Canadian Imperial Bank of Commerce	[Redacted]

SCHEDULE A

TO THE PENN WEST PETROLEUM LTD. FIRST AMENDMENT

DATED MAY 22, 2015

1.	The Borrower’s annual audited consolidated financial statements for the fiscal year ended December 31, 2014.

2.	The Borrower’s unaudited consolidated financial statements for the fiscal quarter ended March 31, 2015.

                    SCHEDULE B

TO THE PENN WEST PETROLEUM LTD. FIRST AMENDMENT

DATED MAY 22, 2015

Simplified PWT Model

	Units	Q1	Q2	Q3	Q4
Macro Assumptions
Commodity Prices
WTI Oil Price	US$/bbl	$0.00	$0.00	$0.00	$0.00
Ed Par Oil Price	C$/bbl	$0.00	$0.00	$0.00	$0.00

Ed Par Differential	US$/bbl	$0.00	$0.00	$0.00	$0.00

Henry Hub Gas Price	US$/mcf	$0.00	$0.00	$0.00	$0.00
AECO Gas Price	C$/mcf	$0.00	$0.00	$0.00	$0.00

Exchange Rates
Average CAD/USD	C$/US$	$0.0000	$0.0000	$0.0000	$0.0000
Ending CAD/USD	C$/US$	$0.0000	$0.0000	$0.0000	$0.0000
Ending CAD/GBP	C$/£	$0.0000	$0.0000	$0.0000	$0.0000
Ending CAD/EUR	C$/€	$0.0000	$0.0000	$0.0000	$0.0000

Average Production (6:1)
Oil	bbl/d	0	0	0	0
NGLs	bbl/d	0	0	0	0
Gas	mcf/d	0	0	0	0
Total	boe/d	0	0	0	0

Implied Oil Weighting	%	0.0%	0.0%	0.0%	0.0%
Implied Liquids Weighting	%	0.0%	0.0%	0.0%	0.0%

Oil Realization to Ed Par	%	0.0%	0.0%	0.0%	0.0%
NGL Realization to Ed Par	%	0.0%	0.0%	0.0%	0.0%
Gas Realization to AECO	%	0.0%	0.0%	0.0%	0.0%

Corporate Royalty Rate	%	0.0%	0.0%	0.0%	0.0%

Funds Flow Per Boe
Realized Prices Before Hedging
Oil	C$/bbl	$0.00	$0.00	$0.00	$0.00
NGLs	C$/bbl	$0.00	$0.00	$0.00	$0.00
Gas	C$/mcf	$0.00	$0.00	$0.00	$0.00
Per Equivalent	C$/boe	$0.00	$0.00	$0.00	$0.00

Cash Netbacks
Realized Price	C$/boe	$0.00	$0.00	$0.00	$0.00
Other Revenue	C$/boe	$0.00	$0.00	$0.00	$0.00
Royalties	C$/boe	$0.00	$0.00	$0.00	$0.00
Operating Costs	C$/boe	$0.00	$0.00	$0.00	$0.00
Transportation	C$/boe	$0.00	$0.00	$0.00	$0.00
Field Netback	C$/boe	$0.00	$0.00	$0.00	$0.00

Realized Risk Mgmt Gain/(Loss)	C$/boe	$0.00	$0.00	$0.00	$0.00
Field Netback Net of Risk Mgmt	C$/boe	$0.00	$0.00	$0.00	$0.00

General and Administrative	C$/boe	$0.00	$0.00	$0.00	$0.00
Restructuring Costs	C$/boe	$0.00	$0.00	$0.00	$0.00
Financing	C$/boe	$0.00	$0.00	$0.00	$0.00
Current Taxes	C$/boe	$0.00	$0.00	$0.00	$0.00
Corporate Funds Flow Netback	C$/boe	$0.00	$0.00	$0.00	$0.00

Funds Flow Build-Up
Revenue Before Hedging
Oil	C$mm	$0.0	$0.0	$0.0	$0.0
NGLs	C$mm	$0.0	$0.0	$0.0	$0.0
Gas	C$mm	$0.0	$0.0	$0.0	$0.0
Total	C$mm	$0.0	$0.0	$0.0	$0.0

Cash Netbacks
Production Revenue	C$mm	$0.0	$0.0	$0.0	$0.0
Other Revenue	C$mm	$0.0	$0.0	$0.0	$0.0
Royalties	C$mm	$0.0	$0.0	$0.0	$0.0
Operating Costs	C$mm	$0.0	$0.0	$0.0	$0.0
Transportation	C$mm	$0.0	$0.0	$0.0	$0.0
Field Netback	C$mm	$0.0	$0.0	$0.0	$0.0

Realized Risk Mgmt Gain/(Loss)	C$mm	$0.0	$0.0	$0.0	$0.0
Field Netback Net of Risk Mgmt	C$mm	$0.0	$0.0	$0.0	$0.0

General and Administrative	C$mm	$0.0	$0.0	$0.0	$0.0
Restructuring Costs	C$mm	$0.0	$0.0	$0.0	$0.0
Financing	C$mm	$0.0	$0.0	$0.0	$0.0
Current Taxes	C$mm	$0.0	$0.0	$0.0	$0.0
Corporate Funds Flow	C$mm	$0.0	$0.0	$0.0	$0.0

Total Organic Capital Expenditures	C$mm	$0.0	$0.0	$0.0	$0.0

Free Cash Flow (Paid Basis)	C$mm	$0.0	$0.0	$0.0	$0.0

Debt Reconciliation
Opening Debt Balances
Long Term Notes	C$mm	$0.0	$0.0	$0.0	$0.0

Bank Debt	C$mm	$0.0	$0.0	$0.0	$0.0
Working Capital Deficit/(Surplus)	C$mm	$0.0	$0.0	$0.0	$0.0
Total Net Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Debt Balance Bridge
Funds Flow	C$mm	$0.0	$0.0	$0.0	$0.0

Capital Expenditures
Exploration And Development	C$mm	$0.0	$0.0	$0.0	$0.0
Environmental	C$mm	$0.0	$0.0	$0.0	$0.0
Net Acquisitions	C$mm	$0.0	$0.0	$0.0	$0.0

Net Dividends Paid	C$mm	$0.0	$0.0	$0.0	$0.0

Financing Cash Flows
Net Equity Issuance	C$mm	$0.0	$0.0	$0.0	$0.0
(Issue)/Redemption of Notes	C$mm	$0.0	$0.0	$0.0	$0.0

Increase/(Decrease) Working Capital	C$mm	$0.0	$0.0	$0.0	$0.0
Other Change in Bank Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Bank Debt Increase/(Decrease)	C$mm	$0.0	$0.0	$0.0	$0.0

Non-Cash Items Affecting Debt Balances
Unrealized Notes FX (Gain)/Loss	C$mm	$0.0	$0.0	$0.0	$0.0
Change in Dividends Payable	C$mm	$0.0	$0.0	$0.0	$0.0

Issue/(Redemption) of Debt	C$mm	$0.0	$0.0	$0.0	$0.0
Other Working Capital Movements	C$mm	$0.0	$0.0	$0.0	$0.0

Total Increase/(Decrease) In Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Closing Debt Balances
Long Term Notes	C$mm	$0.0	$0.0	$0.0	$0.0
Bank Debt	C$mm	$0.0	$0.0	$0.0	$0.0
Working Capital Deficit/(Surplus)	C$mm	$0.0	$0.0	$0.0	$0.0
Total Net Debt	C$mm	$0.0	$0.0	$0.0	$0.0

Unrealized Hedging FX Loss/(Gain)	C$mm	$0.0	$0.0	$0.0	$0.0
Total Net Debt Including FX Hedging	C$mm	$0.0	$0.0	$0.0	$0.0

	Total Debt Inc. Working Capital To Funds Flow
Before Unrealized Note Hedges	x
After Unrealized Note Hedges	x

Dividends
Dividends Declared	C$/share	$0.00	$0.00	$0.00	$0.00
Dividends Paid	C$/share	$0.00	$0.00	$0.00	$0.00

Dividend Cash Flows
Pre-DRIP Dividend Paid	C$mm	$0.0	$0.0	$0.0	$0.0
Dividend Value Paid In DRIP	C$mm	$0.0	$0.0	$0.0	$0.0
Net Dividend Paid	C$mm	$0.0	$0.0	$0.0	$0.0

DRIP Participation Rate	%	0.0%	0.0%	0.0%	0.0%

Sustainability Metrics
E&D Expenditures to Funds Flow	%	0.0%	0.0%	0.0%	0.0%

Sustainability Ratio (Excl. Enviro)
Excluding DRIP	%	0.0%	0.0%	0.0%	0.0%
Including DRIP	%	0.0%	0.0%	0.0%	0.0%

Per Share Items
Share Price Assumption	C$/share	$0.00	$0.00	$0.00	$0.00

Beginning Basic Shares Outstanding	mm	0.0	0.0	0.0	0.0
Shares Issued Pursuant to DRIP	mm	0.0	0.0	0.0	0.0
Other Shares Issued/(Redeemed)	mm	0.0	0.0	0.0	0.0
Closing Basic Shares Outstanding	mm	0.0	0.0	0.0	0.0

Funds Flow Per Share	C$/share	$0.00	$0.00	$0.00	$0.00

Covenants (Incl. Pro Forma)
Pro Forma 12-Month Trailing EBITDA	C$mm	$0.0	$0.0	$0.0	$0.0
Senior Debt To EBITDA (<3:1)	x	0.00 x	0.00 x	0.00 x	0.00 x